                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                         -------------------------------


                                    FORM 11-K

              [ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

                         SECURITIES EXCHANGE ACT OF 1934

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

                         SECURITIES EXCHANGE ACT OF 1934

                          COMMISSION FILE NUMBER 1-8606

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000

                         ------------------------------

                                GTE SAVINGS PLAN


                           VERIZON COMMUNICATIONS INC.

                           1095 AVENUE OF THE AMERICAS

                            NEW YORK, NEW YORK 10036

                         REPORT OF INDEPENDENT AUDITORS



To the Verizon Employee Benefits Committee:


         We have audited the accompanying statement of net assets available for plan benefits of the GTE Savings Plan as of December 31, 2000, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

         We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2000, and the changes in its net assets available for plan benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.





                                                 /s/ ERNST & YOUNG LLP
Dallas, Texas
June 1, 2001

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Verizon Employee Benefits Committee:


         We have audited the accompanying statement of net assets available for plan benefits of the GTE Savings Plan (the "Plan") as of December 31, 1999. This financial statement is the responsibility of the Plan Administrator. Our responsibility is to express an opinion on this financial statement based on our audit.

         We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

         We believe that our audit provides a reasonable basis for our opinion. In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1999, in conformity with accounting principles generally accepted in the United States.





                                           /s/ ARTHUR ANDERSEN LLP
Dallas, Texas
June 19, 2000

                                GTE SAVINGS PLAN
               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                             AS OF DECEMBER 31, 2000
                             (thousands of dollars)




                                                             ESOP Shares    ESOP Shares
                                                 Other          Fund           Fund
                                              Investments     Allocated     Unallocated       Total
                                              ------------   ------------   ------------   ------------
ASSETS:

Investments in Master Trust                   $  4,493,325   $    518,709   $    578,017   $  5,590,051

RECEIVABLES:

Employer contributions receivable                    8,985             --         44,103         53,088
                                              ------------   ------------   ------------   ------------

       Total assets                              4,502,310        518,709        622,120      5,643,139
                                              ------------   ------------   ------------   ------------

LIABILITIES:

Interest payable                                        --             --         44,103         44,103
Note payable                                            --             --        387,953        387,953
                                              ------------   ------------   ------------   ------------

       Total liabilities                                --             --        432,056        432,056
                                              ------------   ------------   ------------   ------------

Net assets available for plan benefits        $  4,502,310   $    518,709   $    190,064   $  5,211,083
                                              ============   ============   ============   ============


   The accompanying notes are an integral part of these financial statements.

                                GTE SAVINGS PLAN
               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                             AS OF DECEMBER 31, 1999
                             (thousands of dollars)



                                                             ESOP Shares    ESOP Shares
                                                 Other          Fund           Fund
                                              Investments     Allocated     Unallocated       Total
                                              ------------   ------------   ------------   ------------
ASSETS:

Investments in Master Trust                   $  5,050,940   $    575,010   $    798,992   $  6,424,942

RECEIVABLE:

Employer contribution receivable                        --             --         49,477         49,477
                                              ------------   ------------   ------------   ------------

       Total assets                              5,050,940        575,010        848,469      6,474,419
                                              ------------   ------------   ------------   ------------

LIABILITIES:

Interest payable                                        --             --         49,477         49,477
Notes payable                                           --             --        453,269        453,269
                                              ------------   ------------   ------------   ------------

       Total liabilities                                --             --        502,746        502,746
                                              ------------   ------------   ------------   ------------

Net assets available for plan benefits        $  5,050,940   $    575,010   $    345,723   $  5,971,673
                                              ============   ============   ============   ============


   The accompanying notes are an integral part of these financial statements.

                                GTE SAVINGS PLAN
        STATEMENT OF CHANGES IN  NET ASSETS AVAILABLE FOR PLAN BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 2000
                             (thousands of dollars)



Additions:                                                    ESOP Shares     ESOP Shares
                                                 Other           Fund            Fund
   Additions to net assets attributed to:     Investments      Allocated      Unallocated         Total
                                              ------------    ------------    ------------    ------------
         Investment income                    $    158,309    $     18,434    $     17,317    $    194,060

         Contributions:
           Employee                                189,228              --              --         189,228
           Employer                                  8,985              --          56,775          65,760
                                              ------------    ------------    ------------    ------------
                                                   198,213              --          56,775         254,988
                                              ------------    ------------    ------------    ------------

         Transfers from other plans, net           148,129              --              --         148,129
         Transfer between funds                      2,943          43,534         (46,477)             --
                                              ------------    ------------    ------------    ------------
           Total additions                         507,594          61,968          27,615         597,177
                                              ------------    ------------    ------------    ------------

Deductions:

   Deductions from net assets attributed to:

      Benefits paid to participants                614,702          78,229              --         692,931
      Net depreciation of investments              441,132          40,040         139,171         620,343
      Interest expense                                  --              --          44,103          44,103
      Administrative expenses                          390              --              --             390
                                              ------------    ------------    ------------    ------------
          Total deductions                       1,056,224         118,269         183,274       1,357,767
                                              ------------    ------------    ------------    ------------

          Net decrease                            (548,630)        (56,301)       (155,659)       (760,590)

Net assets available for plan benefits:
    Beginning of year                            5,050,940         575,010         345,723       5,971,673
                                              ------------    ------------    ------------    ------------
    End of year                               $  4,502,310    $    518,709    $    190,064    $  5,211,083
                                              ============    ============    ============    ============



   The accompanying notes are an integral part of these financial statements.

                                GTE SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

                                December 31, 2000

(1)      Description of the Plan:

GTE Merger With Bell Atlantic Corporation

         On June 30, 2000, Bell Atlantic Corporation ("Bell Atlantic") and GTE Corporation ("GTE") completed a merger under a definitive merger agreement dated as of July 27, 1998, and began doing business as Verizon Communications.

         Under the terms of the agreement, GTE became a wholly owned subsidiary of Bell Atlantic and GTE shareholders received 1.22 shares of Bell Atlantic common stock for each share of GTE common stock they owned.

         On September 22, 2000, Bell Atlantic changed its name to Verizon Communications Inc. ("Verizon").

         As a result of GTE shareholder approval of the merger, certain protective change in control provisions were triggered which remained in effect until January 1, 2001. These provisions include: 1) past and future matching contributions are immediately vested as soon as they are posted to participants' accounts, 2) participants do not have to be employed on the last day of the Plan year to be eligible for the match, and 3) matching contributions are posted to participants' notional accounts on a monthly basis. However, matching contributions will not be available for withdrawals, loans, etc., until early the following year, since funding does not occur until the ESOP loan payment is made at year-end, or shortly thereafter. Matching contributions after the merger was completed were, and are to be made in Verizon common stock.

         On or after January 1, 2001, Verizon may amend the Plan without regard to the change in control provisions, subject to applicable law and the Plan terms. However, to date, there have not been any amendments relative to any of the change in control provisions.

Eligibility

         Verizon's GTE Savings Plan (the "Plan") is a defined contribution plan under the Employee Retirement Income Security Act of 1974. The Plan provides eligible employees of Verizon and its subsidiaries ("Participating Affiliates") with a convenient way to save for both medium and long-term needs. Eligible employee generally means an employee of Verizon or a Participating Affiliate as defined by the Plan document. To the extent expressly provided in any written separation policy of Verizon or a Participating Affiliate, eligible employee also includes any former employee of Verizon or a Participating Affiliate who is receiving salary continuation payments pursuant to the separation policy.

         An individual's active participation in the Plan shall terminate when the individual ceases to be an eligible employee; but, the individual shall remain a participant until the entire account balance under the Plan has been distributed or forfeited.

Vesting and Investment Options

         See Note 1 "GTE Merger With Bell Atlantic Corporation" for a description of the current vesting provisions for the Plan.

         Participants direct their contributions to be invested in any of the current investment options. The Employee Benefits Committee may, at its sole discretion, eliminate, and/or change the underlying composition of any of the investment options, and may add other funds as a current investment option.

                                GTE SAVINGS PLAN

                         NOTES TO FINANCIAL STATEMENTS
                                  (continued)

Participant Accounts

         Each participant's account is credited with the participant's contribution/rollovers, matching contributions and allocations of Plan income. Allocations are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

         Benefits are payable in a lump sum cash payment unless a participant elects, in writing, one of the three optional forms of benefit payment which include: (1) a lump sum in Verizon shares for investments in the Verizon Stock Portfolio (the "Stock Portfolio"), with the balance in cash; (2) annual, semiannual, quarterly, or monthly installments in cash of approximately equal amounts to be paid out for a period of 2 to 20 years, as selected by the participant; or (3) for those participants eligible to receive their distribution in installments as described in (2) above, a pro rata portion of each installment payment in Verizon shares for investments in the Stock Portfolio, with the balance of each installment in cash.

Participant Loans

         A loan feature is available to participants, which permits borrowing up to 50% of a participant's vested account balance, subject to certain limitations.

         Interest rates on loans are equal to the prime interest rate on the first business day of each calendar quarter. Participant loans are withdrawn proportionately from the participants' investment accounts. When loans are repaid, the principal and interest are reinvested according to the participants' current investment choices. Short-term loans are from six months to five years; long-term loans for the purchase of a primary residence are from five to twenty years.

Master Trust

         The Plan participates in the GTE Master Savings Trust (the "Master Trust") and, along with the GTE Hourly Savings Plan (the "Hourly Plan"), owns a percentage of the assets in the Master Trust. These percentages are based on a pro rata share of the Master Trust assets. At December 31, 2000 and 1999, the Plan owned approximately 75% and 77% respectively, of the assets in the Master Trust. Interest and dividends along with net appreciation/depreciation of investments are allocated to the Plan on a daily basis based upon the Plan's participation in the various investment funds and portfolios that comprise the Master Trust as a percentage of the total participation in such funds and portfolios (see Note 9). Investments are recorded on a trade-date basis.

Trustee

         Fidelity Management Trust Company (the "Trustee") has been designated as the Trustee under the Plan and is responsible for the investment, reinvestment, control and disbursement of the funds and portfolios of the Plan including the payment of principal and interest on the Employee Stock Ownership Plan's note payable (see Note 5). Expenses of administering the Plan and related funds and portfolios, including fees and expenses of the Trustee, are charged to the participants' accounts pro rata. GTE Service Corporation dba Verizon Services Group, a subsidiary of Verizon, is the plan administrator.

Plan Modification

         Verizon reserves the right to terminate, modify, alter or amend the Plan at any time, provided that no such change shall permit any of the funds to be used for any purpose other than the exclusive benefit of the participants.

                                GTE SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   (continued)

         Effective April 28, 2000, the Plan was amended to allow for a profit-sharing contribution for certain employees expected to transfer to Verizon affiliates who were participants in a subsidiary 401K/Profit-Sharing Plan, namely the BBN Retirement Trust Agreement (1998 revision). Once transferred to a Verizon affiliate, they were immediately eligible to participate in the Plan.

(2)      Accounting Policies:

         Effective December 31, 1999, Verizon adopted Accounting Standards Executive Committee Statement of Position 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and other Disclosure Matters".

         In June 1998, the Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities," which the Plan is required to adopt effective January 1, 2001. The impact of the Statement on the Plan's net assets available for benefits has not yet been determined.

         The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States, which requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

         Certain reclassifications have been made to prior-year data to conform to the current year presentation.

         Benefits are recorded when paid.

(3)      Non Participant-Directed Investments:

         Information about the net assets and the significant components of the changes in net assets relating to the non participant-directed investments is as follows (in thousands):

                                                            As of December 31,
                                                       ------------------------------
                                                          2000                1999
                                                       ----------          ----------
         Net assets:
         -----------

         Verizon common stock                          $1,491,147          $1,921,441

                                                       Year ended December 31, 2000
                                                       ----------------------------
         Changes in net assets:
         ----------------------

         Employer contributions                                 $  61,948
         Dividends                                                 61,877
         Net depreciation of investments                         (310,442)
         Benefits paid to participants                           (196,003)
         Interest expense                                         (44,103)
         Other                                                     (3,571)
                                                                ---------

                        Total                                   $(430,294)
                                                                =========

(4)      Contributions:

         The Plan is funded by employee contributions up to a maximum of 16% of compensation and by matching contributions in shares of Verizon common stock equivalent in value to 75% of the initial 6% of the participants' contributions of eligible compensation each payroll period not withdrawn or distributed during the Plan year. See Note 1 "GTE Merger with Bell Atlantic Corporation"for the current matching contribution provisions for the Plan. Participant contributions may be before tax ("Elective Contributions") or from currently taxed compensation ("After-Tax Contributions").


                                GTE SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   (continued)

         Each participant's Elective Contributions for the 2000 Plan year was limited to $10,500. The total amount of Elective Contributions, After-Tax Contributions and matching contributions and certain forfeitures that may be allocated to a Plan participant was limited to the lesser of (i) $30,000 or (ii) 25% of the participant's total compensation; and the compensation on which such contributions were based was limited to $170,000.

         Matching contributions are made in Verizon common stock and in general, participants cannot redirect these shares into other investment choices.

(5)      Employee Stock Ownership Plan:

         An Employee Stock Ownership Plan (the "ESOP") was established within the Plan. In 1989, the ESOP borrowed $700 million to acquire, at market value, approximately 30 million shares of Verizon common stock which will be used to meet a substantial portion of the estimated matching contributions to the Plan through 2004. Verizon and the Participating Affiliates also make annual cash contributions to the ESOP which, when combined with dividends on the Verizon common stock held by the ESOP, are sufficient to repay the principal and interest on the loan. As the ESOP makes loan payments, a percentage of the Verizon common stock held by the ESOP is allocated to the participants' accounts in the form of matching contributions.

         Debt service payments for 2000 totaled $109 million. The principal component was funded from $53 million of dividends accumulated on the Verizon stock held by the ESOP and $12 million of cash contributions. The interest component, paid on January 2, 2001, was funded by an accrued matching contribution of $44 million. At December 31, 2000, 10.8 million shares of Verizon common stock in the ESOP Shares Fund were held as collateral for the ESOP loan.

         The borrowing of the ESOP is as follows (in thousands):

                                 Interest      Maturity
                                   Rate          Dates             2000           1999
                                 --------      ---------         --------       --------
         Series B                    9.73%     2000-2005         $387,953       $453,269


         Maturities of the outstanding loan are as follows (in thousands):

                                    Maturity
                                      Date                              Amount
                                    --------                           --------
                                      2001                             $     --
                                      2002                               76,596
                                      2003                               89,194
                                      2004                              103,249
                                      2005                              118,914
                                                                       --------
                                      Total                            $387,953
                                                                       ========

         Verizon has guaranteed all principal and interest payments on the ESOP borrowings in the event of default by the Plan.

(6)      Related Party Transactions:

         Certain Plan investments are shares of mutual funds managed by the Trustee. Therefore, those transactions qualify as party-in-interest, but they are subject to an exemption to the party-in-interest rules. Fees paid by the Plan for the investment management services amounted to $390,000 for the 2000 Plan year.

                                GTE SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   (continued)

(7)      Income Tax Status:

         The Plan has received a determination letter from the Internal Revenue Service dated April 29, 1998, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code ("the Code") and therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

(8)      Transfers From Other Plans, Net:

         In 2000, transfers from other plans, net, consisted of approximately $150 million of rollovers from other qualified plans, $6 million of assets of participants in the Hourly Plan who became eligible to participate in the Plan, less transfers to other qualified plans of $8 million.


(9)      GTE Master Savings Trust:

         In the Master Trust, investments in common stock and mutual funds are valued at fair value. Shares of mutual funds are valued at published market prices that represent the net asset value of shares held by the Master Trust at year-end. Shares of common stock are valued at the quoted market price. Money market funds are stated at cost, which approximates fair value.

         A portion of certain funds is invested in 51 contracts held with 16 insurance companies and banks. Standard & Poor's, as of December 31, 2000 and 1999, rated the issuers of these contracts and the contracts' underlying securities A and A+ or better, respectively. The contracts are included in the financial statements at contract value, approximately $694 million and $724 million, which approximates fair value, as reported by the insurance companies and banks at December 31, 2000 and 1999, respectively.

         Contract value represents contributions made under the contracts, plus accrued interest, less withdrawals and administrative expenses. Investment contracts are normally set at a fixed rate through maturity, which is also the minimum crediting rate. The repayment of principal when the contract matures is solely the general debt obligation of the contract issuer. Synthetic contracts combine investments in fixed income securities with wrap contracts to provide a crediting rate. There is no immediate recognition of investment gains and losses on the fixed income securities. Instead, the gain or loss is recognized over time by adjusting the interest rate credited under the wrap contract. The crediting rate is typically reset quarterly and has a floor rate of zero. The repayment of principal depends on the creditworthiness of the underlying fixed income securities. The fair value of the synthetic investment contracts was approximately $560 million and $478 million at December 31, 2000, and 1999, respectively. The contract value of the synthetic investment contracts was approximately $549 million and $488 million at December 31, 2000, and 1999, respectively.

         The contracts had average yields of 6.66% and 6.99% at December 31, 2000 and 1999, respectively. The crediting interest rate for the contracts had a range from 5.34% to 8.28% and 5.42% to 8.44% at December 31, 2000 and 1999,
respectively. The contracts have scheduled maturities from January 15, 2001 to November 3, 2003 at December 31, 2000. No valuation reserve was recorded at December 31, 2000 and 1999, to adjust contract amounts.

                                GTE SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   (continued)

         The following schedules reflect the Master Trust net investments by investment type as of December 31, 2000 and 1999, and investment income for the year ended December 31, 2000 (in thousands):

                                  Investments in     Investment Income in Master Trust
                                   Master Trust        Year Ended December 31, 2000
                                   ------------        ----------------------------

                                                                          Net
                                   December 31,        Interest &      Investment
                                2000         1999       Dividends      Gain(Loss)
                             ----------   ----------   ------------   ------------
Verizon Common Stock         $3,345,980   $4,065,430   $    115,125   $   (528,128)
Mutual Funds                  2,119,320    2,233,878        116,133       (287,276)
Investment Contracts            693,677      723,534             --         45,734
Commingled Funds                839,505      941,077             --        (56,853)
Loans to Participants           195,654      202,216         14,775             --
Money Market Fund               274,552      209,907         15,588             --
                             ----------   ----------   ------------   ------------

Total                        $7,468,688   $8,376,042   $    261,621   $   (826,523)
                             ==========   ==========   ============   ============

(10)     Subsequent Events:

         Certain participants in the Plan were a part of Verizon's wireless operations, which were spun off in July 2000. The Plan was amended to allow for these employees to continue their participation in the Plan until December 31, 2000. On January 2, 2001, approximately nine thousand participants and net assets of approximately $142 million were transferred into the Verizon Wireless Savings and Retirement Plan.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the Savings Plan Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.



                                          GTE SAVINGS PLAN
                                          ----------------
                                            (Name of Plan)



Date     June 19, 2001                    By  /s/ Ezra D. Singer
     ---------------------                    ----------------------------
                                                 (Ezra D. Singer)
                                   Chairman, Verizon Employee Benefits Committee

                               INDEX TO EXHIBITS


EXHIBIT
NUMBER           DESCRIPTION
-------          -----------
 23.1            Consent of Ernst & Young LLP
 22.2            Consent of Arthur Andersen LLP